November 3, 2020

Securities and Exchange Commission	Via EDGAR
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Re:	Bioceres Crop Solutions Corp.
Registration Statement on Form F-3
File No. 333-249770

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Bioceres Crop Solutions Corp. (the “Company”), hereby respectfully requests that the effective date of the above referenced Registration Statement on Form F-3 (File No. 333-249770) be accelerated by the Securities and Exchange Commission to 5:25 p.m., Eastern Time, on November 6, 2020, or as soon as practicable thereafter.

The Company hereby authorizes Matthew S. Poulter of Linklaters LLP, the Company’s counsel, to orally modify or withdraw this request for acceleration. We request that we be notified of such effectiveness by a telephone call to Mr. Poulter at (212) 903-9306 and that such effectiveness also be confirmed in writing.

Respectfully,

Bioceres Crop Solutions Corp.

/s/ Gloria Montaron Estrada
Gloria Montaron Estrada
Executive Director

cc:	Conrado Tenaglia, Linklaters LLP
Matthew S. Poulter, Linklaters LLP